DLA PIPER llp (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Stephen P. Alicanti stephen.alicanti@dlapiper.com T 212.335.4783

April 14, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Cheryl Brown
Karina Dorin

Re:	Freightos Limited
Registration Statement on Form F-1
Filed February 22, 2023
File No. 333-269911

Dear Mses. Brown and Dorin:

This letter is submitted on behalf of Freightos Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form F-1 filed on February 22, 2023 (the “Registration Statement”), as set forth in your letter dated March 13, 2023, addressed to Zvi Schreiber, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in the Revised Registration Statement.

United States Securities and Exchange Commission
April 14, 2023

Registration Statement on Form F-1 filed February 22, 2023

Cover Page

1.	For each of the securities being registered for resale, please disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on the cover page of the Revised Registration Statement as requested.

2.	We note the warrants are out the money. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on the cover page and pages 12, 48, 57 and 85 of the Revised Registration Statement as requested. The Company also respectfully directs the Staff to the updated unaudited pro forma financial information on pages 59 - 69 in relation to the Company’s ability to fund its operations on a prospective basis with its current cash on hand.

Summary, page 11

3.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 12 of the Revised Registration Statement as requested.

Risk Factors

Sales of Freightos Ordinary Shares, or the perception of such sales, by us or the Selling Securityholders pursuant to this prospectus in the, page 45

4.	Please expand your risk factor to disclose the purchase price of all securities being registered for resale and that even though the current trading price is significantly below Gesher I Acquisition Corp.’s IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

United States Securities and Exchange Commission
April 14, 2023

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 48 of the Revised Registration Statement as requested.

General

5.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that such selling securityholders acquired their shares and warrants, and the price that public securityholders acquired their shares and warrants. Please also disclose any potential profit the selling securityholders will earn based on the current trading price.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has modified its disclosure on the cover page and pages 48 and 86 of the Revised Registration Statement to disclose the potential profit for certain Selling Securityholders based on the current trading price. The Company further advises the Staff that it did not include the following Selling Securityholders in the modified disclosure concerning potential profit because each of the following Selling Securityholders acquired their respective Freightos Ordinary Shares or Freightos Units for a purchase price that is greater than current trading price of the Freightos Ordinary Shares and the Freightos Warrants. Accordingly, these Selling Securityholders would not profit from the resale of their securities based on the current trading price of the Freightos Ordinary Shares and the Freightos Warrants:

•	M&G Investment Management Limited and The Prudential Assurance Company Limited (collectively referred to in the Revised Registration Statement as the “Forward Purchaser”);

•	Joseph Lipsey, III (referred to in the Revised Registration Statement as the “Backstop Investor”);

•	Alshaffafia Trading W.L.L. (referred to in the Revised Registration Statement as the “PIPE Investor”);

•	Asian Gateway Investments Pte. Ltd.; and

•	FedEx Logistics, Inc.

6.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary Shares, expand your discussion of capital resources to address any changes in your liquidity position since the business combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.

United States Securities and Exchange Commission
April 14, 2023

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 53 and 85 of the Revised Registration Statement as requested. The Company also respectfully directs the Staff’s attention to the disclosure on pages 47 and 86 concerning the possible effects of this offering on the Company’s ability to raise additional capital.

* * *

[Signature page immediately follows.]

United States Securities and Exchange Commission
April 14, 2023

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4783.

Sincerely,

DLA Piper LLP (US)

/s/ Stephen P. Alicanti

Stephen P. Alicanti
Partner

cc:	Zvi Schreiber, Freightos Limited
Ran Shalev, Freightos Limited
Michael Oberlander, Freightos Limited